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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004
                                             --------

                       Commission File Number: 000-50596


                                  LINKTONE LTD.

                             6/F Harbour Ring Plaza
                              18 Xizang Zhong Road
                                 Shanghai 200001
                           People's Republic of China
                    (Address of principal executive offices)




       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    [X]         Form 40-F   [ ]



       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes    [ ]          No     [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------


                  The index of exhibits may be found at Page 2

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                                  LINKTONE LTD.

                                    Form 6-K

                                TABLE OF CONTENTS


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Signature                                                                                                  Page 3
Press Release Regarding First Quarter Results                                                Exhibit 99.1, Page 4
     Dated May 10, 2004

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        LINKTONE LTD.


                                        By: /s/ Mark Begert
                                            -----------------------------------
                                            Name:  Mr. Mark Begert
                                            Title: Chief Financial Officer


Date: May 11, 2004